[LETTERHEAD OF KRAMER LEVIN NAFTALIS & FRANKEL LLP]

November 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0303

Attn: Michael Pressman, Special Counsel

Re:	Net2Phone, Inc.
Schedule TO-T/13E-3 filed November 10, 2005, as amended
Filed by IDT Corporation and NTOP Acquisition, Inc.
(File No. 5-56655)

Ladies and Gentlemen:

On behalf of IDT Corporation, a Delaware corporation (“IDT”), and NTOP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“NTOP Acquisition” and, together with IDT, collectively, the “Company”), we provide the Company’s responses to the letter dated November 23, 2005 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in an amendment to the Schedule TO-T/13E-3 (as amended, including all exhibits thereto, the “Schedule TO”) being filed simultaneously with this letter, a courtesy copy of which is being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

Schedule TO/13E-3

1.	Please tell us how you intend to disseminate the revised offer. Also, depending on your responses to our comments, it appears that the offer should remain open for 20 business days after dissemination of a revised document that includes responses to the comments below. Tell us your plans in this regard.

The Company has amended the Schedule TO and the Offer to Purchase (as amended, the “Offer to Purchase”) filed as Exhibit (a)(1)(i) thereto (such amendments, collectively, “Amendment No. 2”) and has filed the same with the Commission via EDGAR. We respectfully submit that no additional delivery of the Company’s offering materials is required, nor is any extension

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of the Offer required pursuant to Rule 14e-1(b). While the Company has provided additional disclosure in response to the Comment Letter and certain matters raised in the Solicitation/ Recommendation Statement on Schedule 14D-9 filed by Net2Phone with the Commission on November 25, 2005 (the “Schedule 14D-9”), we do not believe that any of these changes materially alters the mix of relevant information presented in the Offer to Purchase circulated to the unaffiliated Net2Phone stockholders on November 10, 2005.

Specifically:

•	the Company stands by its fairness analysis presented in the original Offer to Purchase and believes that none of the revisions or modifications materially alters that analysis;

•	as stated in Ira Greenstein’s letter of November 22, 2005 to James Mellor, as described in the Schedule TO, the Company believes that the developments regarding Net2Phone’s relationship with Altice One do not merit a change in the Offer price;

•	as set forth in more detail below, the Company believes that it has correctly identified the affiliates of Net2Phone deemed to be participants in this Rule 13e-3 transaction and deemed to be bidders in the Offer; and

•	the Company has not altered any of the terms or conditions of the Offer.

Accordingly, while the Company believes that the additional information presented in the revised Offer to Purchase provides helpful detail and clarification in certain respects to the Company’s earlier disclosure, the Company also believes that these additions are consistent with the original disclosure in all material respects and comport with the analyses presented in the Offer to Purchase distributed to Net2Phone stockholders on November 10, 2005.

2.	Please confirm that you have disclosed all plans as required by Item 1006(c) of Regulation M-A.

The Company hereby confirms that it has disclosed the material terms of all plans as required by Item 1006(c) of Regulation M-A.

3.	Provide us your detailed legal analysis regarding whether any members of the board of IDT Corporation or Net2Phone or any members of Net2Phone’s management are affiliates engaged in this Rule 13e-3 transaction and should be included as filing persons on the Schedule 13E-3. For instance, it appears that Mr. Jonas and Mr. Counter, as members of the Net2Phone board, are affiliates of Net2Phone and that their affiliation with IDT potentially renders them engaged in the transaction.

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The Company respectfully submits that no members of the IDT Board or the Net2Phone Board nor any members of Net2Phone management are affiliates engaged in this Rule 13e-3 transaction who should be included as filing persons on the Schedule TO.

Net2Phone Management

As a threshold matter, the Company notes that all discussions relating to this transaction were between designated officers of IDT and members of the Independent Committee and its advisors. No substantive discussions were held by the Company with Net2Phone management, either as to the Offer process or as to the Company’s plans for Net2Phone following consummation of the Offer and the Merger.

Further, no member of Net2Phone management was “engaged in the transaction” on behalf of the Company, either directly or indirectly, as none of the factors that may cause a person to be deemed to be so engaged were present. Specifically:

•	no discussions were held regarding the employment terms of any member of Net2Phone management following consummation of the Offer and the Merger;

•	following consummation of the Offer and the Merger, no member of Net2Phone management will hold any Net2Phone equity securities (Net2Phone management and employees may participate in IDT’s equity compensation programs along with employees of other IDT subsidiaries, but no plans, arrangements or agreements have yet been devised in this regard); and

•	following consummation of the Offer and the Merger, the Company intends to elect members of IDT management to the Net2Phone Board, consistent with IDT’s policies and practices for its other wholly-owned subsidiaries.

Therefore, the Company respectfully submits that no member of Net2Phone management should be deemed either to be engaged in the Offer or to be a required filing person on the Schedule TO.

Messrs. Jonas and Courter

Howard Jonas and James Courter serve on the Net2Phone Board, but they do so as the representatives and designees of IDT. Their interests in Net2Phone are solely through IDT, their interests in the transaction are solely those which are derivative of their relationships with IDT, and neither individual has had any role in the transaction other than through their offices at IDT.

Furthermore, because of their conflicting duties as members of both the Net2Phone Board and the IDT Board, Messrs. Jonas and Courter have recused themselves from all of the Net2Phone Board’s deliberations regarding the

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Offer. They have participated with other members of IDT management in discussions concerning the Offer and have been present at meetings of the IDT Board at which the Offer was discussed. However, Messrs. Jonas and Courter have abstained from voting on any aspect of the Offer as members of the IDT Board. Accordingly, if anything, their responsibility for the Offer has been less than that of the other members of the IDT Board who voted to approve the Offer.

Accordingly, IDT respectfully submits that neither Mr. Jonas nor Mr. Courter should be deemed to be “engaged in the offer” — at least no more so than any other member of the IDT Board or IDT management — and should not be required to join in the Schedule TO in their individual capacities.

4.	You should also analyze whether individuals included as filing persons on the Schedule 13E-3 should be included as bidders on the Schedule TO as well. A bidder includes any person on whose behalf” a tender offer is made. Please review section ll.D.2 of the Current Issues Outline. Include any persons who you believe are bidders in this offer, or provide a supplemental analysis explaining why you have not done so. Note that only persons or entities that are both Schedule 13E-3 filers and bidders on the Schedule TO may file jointly.

The Company respectfully submits that no persons, other than NTOP Acquisition and its parent, IDT, should be deemed bidders or co-bidders with respect to the Offer. Specifically, the Company submits that Messrs. Jonas and Courter should not be regarded as independent bidders. The Company has made this determination, after reviewing the Current Issues Outline referred to by the Staff, based upon the following considerations:

•	IDT is a publicly-traded, widely-held company with a market capitalization of approximately $1.2 billion that is traded on the New York Stock Exchange (the “NYSE”). IDT is actively engaged in numerous and substantial businesses, including telecommunications, media and entertainment.

•	The IDT Board is comprised of a majority of directors who are independent of IDT and Mr. Jonas. Among the members of the IDT Board are: Rudy Boschwitz, a former U.S. Senator from Minnesota; James S. Gilmore III, a former Governor of Virginia; Slade Gorton, a former U.S. Senator from Washington; Jack Kemp, a former U.S. Representative and Secretary of Housing and Urban Development; and Jean Kirkpatrick, a former Ambassador to the United Nations. Under the rules of the NYSE, IDT could be exempt from the requirement that a majority of the IDT Board be independent by reason of Mr. Jonas’ voting control of IDT. It has chosen not to avail itself of this exemption.

•	The financial interest of each of Messrs. Jonas and Courter in the Offer is no different from the ratable interest of any other IDT stockholder, and

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while Mr. Jonas has voting control of IDT, he owns less than 18% of the outstanding equity interests in IDT.

•	The IDT Board made all major decisions regarding the Offer. The IDT Board approved the initial bid, the interim change in the form of consideration being offered from cash to stock, the increase in the Offer price and, ultimately, the launching of the Offer at $2.00 net per share in cash.

•	As noted above, Messrs. Jonas and Courter participated in the IDT Board’s discussions regarding the Offer — as did other senior members of IDT management — but in each such discussion both of them abstained from voting on the Offer.

•	The day-to-day actions concerning the Offer (including participation in discussions with the members of the Independent Committee and its legal and financial representatives and the formulation of negotiating strategies with respect to the Independent Committee and the plaintiffs in the actions seeking to challenge the Offer) were conducted by other members of senior IDT management, including in particular Ira Greenstein, President of IDT, and Morris Lichtenstein, Executive Vice President of Business Development of IDT.

•	The roles of Messrs. Jonas and Courter in advising other members of senior IDT management regarding the Offer were no different from what would be expected of the executive chairman or chief executive officer of any other publicly-traded and widely-held company.

•	Messrs. Jonas and Courter have not made, and do not independently have the resources to make, any determination of the fairness of the Offer, except collectively with the other members of the IDT Board and senior IDT management, relying on the advice and expertise of the finance personnel utilized by IDT.

•	The nominal inclusion of Mr. Jonas or Mr. Courter as bidders would provide no additional disclosure of any significance to the unaffiliated stockholders of Net2Phone.

For the reasons stated, the Company has concluded that the only persons who should be identified as bidders with respect to the Offer are NTOP Acquisition and IDT.

5.	If additional bidders are included, each must independently satisfy the disclosure and dissemination requirements of Schedule TO. Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer, depending on the amount and materiality of any new disclosure.

For the reasons set forth in the Company’s responses to comments 3 and 4 above, the Company does not believe that any other persons (i) are required to be included as filing persons on the Schedule TO or (ii) should be deemed to

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be bidders in connection with the Offer.

In addition, for the reasons set forth in the Company’s response to comment 1 above, the Company does not believe that dissemination of additional materials or extension of the Offer is warranted in this case.

Offer to Purchase

Summary Term Sheet, page ii

6.	Revise the summary term sheet to highlight the fairness determinations with respect to each group of unaffiliated security holders.

The Company respectfully submits that all unaffiliated stockholders of Net2Phone are part of a single group. If the Offer is consummated, the Company has committed to effect a second-step merger at the same price as the Offer price. As the Staff may be aware, this requirement has been suggested by Delaware courts for transactions of this type, and IDT intends to comply with this requirement, as stated repeatedly in the Offer to Purchase. We refer the Staff to the response to the question “Following the Offer, will Net2Phone continue as a public company?” in the section captioned “Summary Term Sheet” and the sections captioned “Introduction” and “Special Factors — Section 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer.” We also refer the Staff to the sections captioned “Summary Term Sheet — Special Factors — Section 7. Appraisal Rights” on pages 24 to 26 of the Offer to Purchase regarding the effects of the Merger for Net2Phone stockholders who properly exercise their appraisal rights in connection with the Merger.

If, upon consummation of the Offer, IDT owns at least 90% of the outstanding Shares, IDT will effect a short form merger shortly following the consummation of the Offer. If, upon consummation of the Offer, (i) IDT owns less than 90% of the outstanding Shares, (ii) a majority of the minority Net2Phone stockholders have tendered their Shares in the Offer and (iii) IDT waives the 90% condition, IDT will work to consummate the second-step merger either at a meeting of Net2Phone stockholders or by written consent of Net2Phone stockholders. In either case, IDT will have sufficient votes (x) to elect Net2Phone directors who will approve the Merger and (y) to effect stockholder adoption of the agreement related to the Merger.1 Thus, if the Offer is consummated, the end

[1]	We supplementally note that at page 2 of the Schedule 14D-9, Net2Phone incorrectly implies that the consent of its disinterested directors may be required in order to consummate the second-step merger. The Schedule 14D-9 cites the provision of the Amended and Restated By-Laws of Net2Phone (the “By-Laws”) which requires Net2Phone’s disinterested directors to approve any transactions between Net2Phone and IDT as long as IDT holds between 15% and 85% of Net2Phone’s outstanding voting power. However, if IDT determines to waive the 90% condition but does not at the time hold 85% of Net2Phone’s outstanding voting power, IDT can act to amend the By-Laws to remove the disinterested director requirement or vote to elect disinterested directors who have indicated that they would vote to approve the Merger. The disclosure has been revised to clarify these possibilities. See page 21 of the Offer to Purchase.

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result will be the same for all Net2Phone stockholders — each such stockholder will receive $2.00 net per Share in cash without interest, whether or not such stockholder tenders in the Offer.

The disclosure has been revised in response to this comment. See page vi of the Offer to Purchase.

Introduction, page 1

7.	We note your statement that you reserve the right “to terminate this offer at any time.” It is the Staff’s position that the offer can only be terminated prior to expiration upon the assertion of a condition. Please confirm your understanding of this.

The Company hereby confirms that the Offer can be terminated prior to the expiration of the Offer only upon the assertion of a condition.

8.	We note your statement that you undertake no obligation update forward looking statements. Revise to clarify your duty to amend the Schedule to reflect a material change in the information previously disclosed as set forth in Rules 13e-3(d)(2) and (f)(1)(iii) and Rule 14d-3(b).

The disclosure has been revised in response to this comment. See page 2 of the Offer to Purchase.

9.	We note your disclaimer of responsibility for information contained in your offering document that has been furnished by or extracted from Net2Phone’s reports and other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

The disclosure has been revised in response to this comment. See page 2 of the Offer to Purchase.

Special Factors, page 3

Background, page 3

10.	Please expand the second paragraph to explain why IDT’s ownership, assuming conversion, represents 40.19% of the outstanding common stock, but represents 56.23% of the voting power.

The disclosure has been revised in response to this comment. See page 3 of the Offer to Purchase.

11.

Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e—3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation MA. This requirement

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applies to both preliminary and final reports. Revise to summarize all the presentations made by Blackstone and any other outside parties during the course of the meetings you have described, and file any written materials exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the discussions and file any written reports that Blackstone provided in connection with the September 16, 2005 meeting.

The Company supplementally informs the Staff that it did not receive, and is not in possession of, any written reports related to this transaction. IDT requested, but was not provided with, a copy of the report of CRA International, whom Net2Phone engaged to value its patent portfolio.2

The disclosure has been revised in response to this comment to include additional information regarding the oral presentation made by Blackstone and Kirkland & Ellis at the meeting of October 11, 2005 regarding valuation issues. See page 8 of the Offer to Purchase.

The disclosure has also been revised to note the preliminary valuation ranges presented by IDT to the advisors to the Independent Committee on July 18, 2005 and October 11, 2005. See pages 5 and 8 of the Offer to Purchase. The Company notes that these ranges are lower than the range set forth in the Offer to Purchase under the section captioned “Special Factors—Section 3. Position of IDT and NTOP Acquisition Regarding the Fairness of the Offer and the Merger—Valuation of Net2Phone.” In the Offer to Purchase, the Company chose to use more aggressive assumptions regarding EBITDA multiples, NOL value and corporate expense to demonstrate that even under these more aggressive assumptions the Offer price substantially exceeded IDT’s valuation of Net2Phone. The Offer to Purchase valuation also includes values for the Net2Phone patents.

Position of IDT Regarding the Fairness of the Offer and the Merger, page 12

12.	We note your fairness determination references “public shareholders.” Please revise to expressly indicate whether each filing person believes the Rule 13e-3 transaction is both substantively and procedurally fair to the company’s unaffiliated shareholders and the bases for the belief. Refer to Item 1014(a) of Regulation M-A. and Question and Answer No. 21 of Exchange Act Release No. 34-17719.

The disclosure has been revised in response to this comment to expressly indicate that each of IDT and NTOP Acquisition (the two filing persons) believes that the going-private transaction is both substantively and

[2]	The Company supplementally notes that at page 20 of the Schedule 14D-9, Net2Phone refers to a draft valuation report of Empire Valuation Consultants L.L.C. (The report has never been finalized.) According to the Schedule 14D-9, this report arrived at a value for Net2Phone of $215.88 million, which would translate to $2.83 per share outstanding as of December 3, 2004. Net2Phone appears to have misconstrued the purpose and import of this report. Empire was not engaged to value, and did not value, the equity of Net2Phone. Rather, Empire took as its input the total equity value of Net2Phone, determined on the basis of the price that IDT had previously paid for shares of Net2Phone owned by Liberty Media (IDT had acquired 26% of the outstanding shares, on an as converted basis, from Liberty Media at a deemed price of $56.13 million, which implies a total equity value of $215.88 million). Had IDT paid more or less for the Liberty Media-owned shares, the total equity value utilized by Empire in its analysis would have been larger or smaller. Empire was engaged to allocate this value among the various asset classes of Net2Phone and goodwill, for purposes of accounting for the acquisition of the Liberty Media shares on the books of IDT. IDT has noted in the Offer to Purchase that the implied per share value of the shares of Common Stock in the Liberty Media transaction was substantially in excess of the Offer price. We refer the Staff to the section captioned “Special Factors — Section 3. Position of IDT and NTOP Acquisition Regarding the Fairness of the Offer and the Merger — Other Factors to Consider Before Tendering Your Shares” of the Offer to Purchase. In the Liberty Media transaction, IDT also acquired liability company units representing Class A Common Stock at a somewhat lower price, so the blended per share price reflected in the Empire report was lower than the per share price paid for the Common Stock. Under these circumstances, after due consideration, the Company determined not to include reference to the Empire valuation report. The confusion that such a reference could engender is amply illustrated by the misperception of this report reflected in the Schedule 14D-9.

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procedurally fair to Net2Phone’s unaffiliated shareholders and to state the bases for this belief. See pages 13 to 15 of the Offer to Purchase.

13.	As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

We respectfully refer the Staff to the Company’s response to comment 6 above.

14.	We note that you address shareholders who will be cashed out in this transaction briefly on page 14. As this transaction will have different effects on different classes of unaffiliated security holders, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders, those who will be cashed out and those who will remain shareholders of the company. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

We respectfully refer the Staff to the Company’s response to comment 6 above. In addition, we refer the Staff to (i) pages vi, 1 and 21 of the Offer to Purchase regarding consummation of the Merger and (ii) the section captioned “Special Factors — Section 7. Appraisal Rights” in the Offer to Purchase regarding the effects of the Merger for Net2Phone stockholders who properly exercise their appraisal rights in connection with the Merger.

15.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). For example, please expand your disclosure to discuss any prior purchase prices and discuss any firm, offers received by Net2Phone or by IDT for its interest in Net2Phone.

The Company supplementally notes that current market price, net book value and going concern value (fair value) are explicitly referenced in the second, third and fourth bullet points under the caption “Special Factors — Section 3. Position of IDT and NTOP Acquisition Regarding the Fairness of the Offer and the Merger” on page 13 of the Offer to Purchase. The disclosure has been revised in response to this comment to indicate that IDT did not compute a liquidation value for Net2Phone and did not regard historical prices or prior purchase prices as relevant to the fairness analysis. See page 13 of the Offer to Purchase. As noted elsewhere in the Offer to Purchase and herein, the Company received no written reports, opinions or appraisals of third parties, and the Company gave no credence to the preliminary valuations presented orally by the advisors to

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the Independent Committee.

16.	If known, please quantify the liquidation value referenced in the fourth bullet point.

The Company supplementally informs the Staff that it is not able at this time to quantify the liquidation value of Net2Phone, due in significant part to a lack of information available to the Company. As Net2Phone’s business involves many contractual and other commitments, without full access to Net2Phone’s agreements and other books and records, and extensive analysis thereof, it is impossible to reliably calculate any exit costs associated with those commitments and Net2Phone’s business lines.

17.	We note your statement that the share price was at a 52-week low. Please provide a more detailed discussion of the historical share prices, including quantification.

The disclosure has been revised in response to this comment. See pages 14 and 18 of the Offer to Purchase.

Valuation of Net2Phone, page 13

18.	Expand your disclosure to explain the basis of IDT’s belief that Net2Phone has experienced significant cash burn during its first fiscal quarter of 2006.

The disclosure has been revised in response to this comment and as a result of communications with representatives of the Independent Committee regarding Net2Phone’s first quarter cash burn and the receipt by Net2Phone of a payment of $18.8 million from Altice One in the first quarter of fiscal year 2006. See pages 15 to 16 of the Offer to Purchase.

19.	We note your statement that IDT deems the management projections of Net2Phone as unreliable. If IDT has received management projections, please disclose those projections and explain the basis for your belief as to their unreliability.

The Company supplementally informs the Staff that it received projections for all of Net2Phone’s business in September 2004 and projections for the Net2Phone Cable Telephony business in February 2005. These projections missed their marks even in the short term by significant margins. Not surprisingly, Net2Phone has disclosed on page 32 of the Schedule 14D-9 that, on August 1, 2005, Lior Alroy, Net2Phone’s Chief Executive Officer, and Arthur Dubroff, Net2Phone’s Chief Financial Officer, “stated that the five year plan produced by management in 2004 was no longer reliable.” Under these circumstances, the Company respectfully submits that it would be highly misleading to disclose in any detail the dated and concededly inaccurate projections that were in the past furnished to IDT and that Net2Phone management has now disclaimed. The Company also notes that, as disclosed on pages 9 and 18 of the Offer to Purchase, Net2Phone declined to provide its current management projections to IDT, although such projections were requested. To

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date, IDT has not received any projections of Net2Phone more current than the September 2004 and February 2005 projections, other than summary projections to the extent disclosed in the Schedule 14D-9. Because of the historical unreliability of Net2Phone’s projections, IDT does not repose great confidence in the summary projections included in the Schedule 14D-9, which in their summary form would in any event be insufficient for purposes of performing a proper valuation analysis.

The disclosure has been revised in response to this comment to offer summary supporting data for the Company’s belief in the historical unreliability of Net2Phone’s projections. See “Special Factors—Item 3. Position of IDT and NTOP Acquisition Regarding the Fairness of the Offer and the Merger—Valuation of Net2Phone.”

20.	Explain why the IDT did not consider any publicly traded companies to be comparable to Net2Phone.

As noted in Net2Phone’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (the “Net2Phone 2005 Form 10-K”) (we also refer the Staff to page 15 of the Offer to Purchase), through the end of fiscal year 2005, Net2Phone was organized into two segments, Net2Phone Global Services and Net2Phone Cable Telephony. Because Net2Phone’s operations have historically been reported on a segment basis (for example, see note 6 to the financial statements contained in the Net2Phone 2005 Form 10-K), the Company believes that any comparable company analysis would need to be made along segment lines.

The Net2Phone Global Services business is a combination of six separate businesses:

•	Enterprise Solutions, which offers a suite of VoIP services to businesses;

•	calling cards and prefix dialing;

•	VoIP services for call centers and Internet cafes;

•	the sale of plug-in devices for broadband telephony access;

•	the sale of wholesale minutes through a VoIP network; and

•	web-based PC-to-telephone consumer telephony.

Total revenues for all these businesses in fiscal year 2005 was only $76.3 million. The Company is unaware of any public company that offers a similar amalgam of telecommunication services. The Company also believes that publicly-held telecommunication service providers offering competing combinations of largely more traditional services and that are many, many times larger than Net2Phone (such as AT&T, MCI, Verizon, Sprint, Global

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Crossing and Qwest, which are identified as competitors in the Net2Phone 2005 Form 10-K) are not comparable to Net2Phone.

The Company did identify one public company — Teleglobe International — as comparable in the wholesale VoIP space and did utilize this company in its valuation analysis. We refer the Staff to page 16 of the Offer to Purchase. Regarding other possible candidates, Primus Telecommunications Group Inc. offers VoIP services, but its main business consists of traditional domestic and international voice services in Canada and Australia, so IDT did not view this company as comparable. iBasis, Inc. is closer in size to Net2Phone and has some overlapping businesses. However, this company has experienced a 50% revenue growth rate in the past several years, while Net2Phone’s revenues have been trending downward over the past few years.

IDT is unaware of any public company that provides cable and other broadband operators with telephony infrastructure, similar to the Net2Phone Cable Telephony business.

The disclosure has been revised in response to this comment. See page 18 of the Offer to Purchase.

Certain Allegations Against IDT, page 18

21.	Please disclose the basis for your denial of each of the referenced allegations.

The disclosure has been revised in response to this comment. See pages 20 to 21 of the Offer to Purchase.

Purpose and Structure of the Offer and Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Merger, page 19

22.	We note your statement regarding the $77 million of unrestricted cash, cash equivalents and securities on Net2Phone’s balance sheet, which may be used to fund a portion of the consideration to be paid in the Offer and the Merger. Please expand your disclosure to explain how you intend to utilize the assets of the target to fund the Offer. If the funds of the target may be utilized in the Offer, please explain why the target is not identified as a bidder pursuant to Rulel3e-4 or a filing person pursuant to Rule 13e-3. In addition, clarify whether IDT has sufficient funds for the offer, assuming it is fully subscribed, absent the $77 million discussed herein.

The Company refers the Staff to the disclosure on page 41 of the Offer to Purchase under the caption “The Offer — Section 9. Source and Amount of Funds,” which states that the Company plans to use internal cash on hand to fund the purchase of the Shares and that IDT currently has sufficient cash available to consummate the Offer and the Merger; the Company does not plan to utilize any of the $77 million on Net2Phone’s balance sheet for purposes

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of purchasing the Shares, paying related fees and expenses, or otherwise consummating the Offer and the Merger. The disclosure has been revised in response to this comment. See pages 22 and 41 of the Offer to Purchase.

Alternatives to the Offer, page 20

23.	Discuss all of the material alternatives that the filing parties considered and explain why they were deemed inferior to the Offer and Merger. For instance, disclose whether any transactions with third parties were considered, or whether board considered a one-step merger transaction.

The Company refers the Staff to the disclosure under the captions “The Offer — Section 1. Background of the Offer” and “— Section 4. Purposes and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer — Alternatives to the Offer.” This disclosure sets forth all of the material alternatives to the Offer and the Merger that the Company considered, and also explains the reasons that such alternatives were rejected by the Company in favor of the Offer and the Merger. The Company did not consider any third-party transactions, as indicated to counsel for Net2Phone in response to such counsel’s letter of July 6, 2005 (we refer the Staff to page 5 of the Offer to Purchase). The Company also did not consider a one-step merger transaction.

The Merger, Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer, page 21

24.	Describe the effects of the Rule 13e-3 transaction on the filing persons and unaffiliated security holders, and quantify the benefits and detriments to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

The Company refers the Staff to the disclosure set forth on pages 13 to 14 and 23 to 24 of the Offer to Purchase regarding the effects of the going-private transaction on the filing persons and unaffiliated security holders. The Company respectfully submits to the Staff that it is not practicable to quantify the benefits and detriments of the going-private transaction due to the highly uncertain state of Net2Phone.

25.	Describe the effects of the transaction on each filing person’s interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

The disclosure has been revised in response to this comment. See page 23 of the Offer to Purchase.

26.	Disclose, if true, that the affiliates and security holders who maintain an interest in Net2Phone will benefit from the company’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

The Company refers the Staff to the disclosure on page 17 of the Offer to

Securities and Exchange Commission

November 29, 2005

Purchase, which states that as of July 31, 2005, Net2Phone had net operating losses of $564.8 million expiring through 2025. As further disclosed on page 17 of the Offer to Purchase, IDT does not believe that it would be in a position to utilize any of Net2Phone’s net operating loss carry-forwards in the foreseeable future, and that it would recognize no value from such net operating loss carry-forwards following its acquisition of the Shares that it does not already beneficially own. In this regard, IDT refers the Staff to Note 10 (Income Taxes) of the Notes to Consolidated Financial Statements contained in IDT’s Form 10-K for the fiscal year ended July 31, 2005, which states that at July 31, 2005, IDT had federal and state net operating loss carry-forwards of approximately $867 million.

27.	Provide a discussion of the tax consequences to affiliated and unaffiliated holders. Refer to Item 1013(d) of Regulation M-A. Please note that disclosure required by Item 7 of Schedule 13E-3 must be disclosed in the “Special Factors” section in the front of the disclosure document. Refer to Rule 13e-3(e)(1)(ii).

The disclosure has been revised in response to this comment. See page 24 of the Offer to Purchase.

The Offer, page 29

Acceptance for Payment and Payment of Shares, page 30

28.	You indicate that you will pay for shares “as soon as practicable” after the acceptance date. You must pay for or return all securities deposited into the offer promptly after expiration or withdrawal of the offer. See Rule 14e-l(c). Please revise here, and throughout, as appropriate.

The disclosure throughout the Offer to Purchase has been revised in response to this comment to indicate that the Company will either pay for Shares “promptly” following the Expiration Date or return Shares “promptly” following the withdrawal of the Offer.

29.	Revise the language reserving the right to delay payment “in order to comply in whole or in part with any applicable law.” Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

The disclosure has been revised in response to this comment. See page 33 of the Offer to Purchase.

Material U.S. Federal Income Tax Consequences, page 34

30.	Delete the disclaimer that the discussion of U.S. federal income tax consequences is “for general information only.”

The disclosure has been revised in response to this comment. See page 36 of the Offer to Purchase.

Securities and Exchange Commission

November 29, 2005

Incorporation by Reference, page 38

31.	You cannot incorporate information except as provided on Schedule TO and Schedule 13E-3. Revise to eliminate the forward-incorporation by reference included in this section.

The disclosure has been revised in response to this comment. See page 40 of the Offer to Purchase.

Source and Amount of Funds, page 39

32.	Please indicate whether Net2Phone is a subsidiary for purposes of this section.

The Offer is being made to holders of all Shares not beneficially owned by the Company. As the Company may be deemed to beneficially own Shares held by Net2Phone, any Shares owned by Net2Phone will not be subject to the Offer and, accordingly, the estimate of the total purchase price for the Offer does not reflect the purchase of the Shares held by Net2Phone. Accordingly, the Company supplementally informs the Staff that Net2Phone is not a subsidiary for purposes of the referenced disclosure.

The disclosure has been revised in response to this comment. See page 41 of the Offer to Purchase.

Conditions of the Offer, page 41

33.	Clarify whether any of the existing law suits trigger any of the conditions discussed in this section.

The disclosure has been revised in response to this comment. See page 43 of the Offer to Purchase.

34.	You state that you may waive any of the conditions to the offer “at any time and from time to time.” Reserving the right to waive the conditions “at any time and from time to time” suggests that conditions to the offer may be raised or asserted before expiration of the offer but waived following expiration of the offer. It is the staff’s position that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be waived before the expiration of the offer. Please revise the disclosure to make clear that any conditions that have been satisfied during the offer will be waived, if at all, on or before expiration of the offer.

The disclosure throughout the Offer to Purchase has been revised in response to this comment to indicate that any conditions to the Offer that have not been satisfied during the Offer will be waived, if at all, at or before the Expiration Date.

* * * *

Securities and Exchange Commission

November 29, 2005

If you have any questions regarding this letter or any matters concerning the filing referenced above, please contact me at (212) 715-9280.

Sincerely,

/s/ ABBE L. DIENSTAG

Abbe L. Dienstag

Enclosures

cc:	Ira A. Greenstein
Ely Tendler, Esq.
Dov Schwell, Esq.